1Q26 Earnings Release

2 Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1st, 2018 and K-IFRS 1116 ‘Leases’ as of Jan 1st, 2019. There are no obligation to apply the new standard to previous financial statements. If you have any questions related to this material, please contact the IR department. Tel: +82-70-4193-4036

1 1Q26 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix Contents

1-1 1Q26 Highlights

Financials

OP declined due to high base effect from prior-year real estate project*

(Unit: KRW)

Cons.	Revenue	6,778.4bn (YoY -1.0%)	Sep.	Revenue	4,834.6bn (YoY +3.3%)
	Operating Profit	482.7 bn (YoY -29.9%)		Operating Profit	313.9bn (YoY -21.5%)

* Gwangjin-gu Lotte Eastpole Apartment

Management Strategy

AX Platform Company

✓ Build customer trust and growth foundation

- Advance Cyber security/ Network Infra / IT Infra

✓ Secure AX growth drivers

- Industry-specific AX / Hyper- personalized AX / Future growth AX

✓ Steady execution of Value-up plan

FY26-28 Shareholder Return Policy

✓ **Resource**: 50% of adjusted net income (KT separate)

✓ **Method**: Cash dividend, share buyback & cancellation

✓ **Adjustments**: Non-cash and non-recurring items

✓ **FY26 Guidance**: Minimum KRW 2,400 per share

Shareholder Return

Tax Benefits	Qualified High-dividend company	1Q26 Dividend[1]	DPS KRW 600	Share buyback /Cancellation[2]	KRW 250bn (FY26 Value-up Plan)

1) Record date('26.5.27), Payment('26.6.11), 2) Trust contract for acquisition of treasury shares ('26.03.10~'26.9.9)

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1 1Q26 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix Contents

6 Income Statement1 (Unit: KRW bn) 1) OP Margin1 = Operating Income/Service Revenue 1Q25 4Q25 1Q26 QoQ YoY Operating Revenue 6,845.1 6,845.0 6,778.4 -1.0% -1.0% Service Revenue 5,700.4 5,949.4 5,733.4 -3.6% 0.6% Sale of goods 1,144.7 895.6 1,045.0 16.7% -8.7% Operating Expense 6,156.3 6,617.7 6,295.7 -4.9% 2.3% Operating Income 688.8 227.3 482.7 112.3% -29.9% Margin 10.1% 3.3% 7.1% 3.9%p -2.9%p Margin1 12.1% 3.8% 8.4% 4.6%p -3.7%p Non-op. Income/Loss 23.1 -89.5 29.8 Turned to profit 29.4% Income before taxes 711.8 137.9 512.5 271.7% -28.0% Net Income 566.8 91.5 388.3 324.7% -31.5% Margin 8.3% 1 .3% 5.7% 4.4%p -2.6%p EBITDA 1,657.4 1,197.3 1,440.0 20.3% -13.1% Margin 24.2% 1 7.5% 21.2% 3.8%p -3.0%p K-IFRS / Consolidated • Revenue -1.0% YoY due to slower growth of wireless biz. and base effect of real-estate project • OP -29.9% YoY due to base effect of real-estate project in 2025 and increased costs

7 Operating Expenses2 (Unit: KRW bn) [Selling Expense (KT Separate)] (Unit: KRW bn) • Operating expenses +2.3% YoY impacted by higher selling expense and labor cost, despite lower depreciation expense K-IFRS / Consolidated 1Q25 4Q25 1Q26 QoQ YoY Operating Expenses 6,156.3 6,617.7 6,295.7 -4.9% 2.3% Labor Cost 1,121.8 1,184.0 1,173.9 -0.9% 4.6% General Expense 2,655.8 2,788.9 2,592.7 -7.0% -2.4% - Depreciation 968.7 969.9 957.3 -1.3% -1.2% Cost of Service 738.4 701.2 746.3 6.4% 1.1% Selling Expense 598.0 874.8 652.7 -25.4% 9.1% Cost of Goods sold 1,042.3 1,068.7 1,130.2 5.8% 8.4% 1Q25 4Q25 1Q26 QoQ YoY Selling Expense 625.5 883.8 687.3 -22.2% 9.9%

8 Balance Sheet3 • Net debt-to-equity ratio -3.9%p followed by lower borrowings (Unit: KRW bn) K-IFRS / Consolidated 129.8% 127.3% 122.8% 132.7% 130.0% 123.5% 123.3% 120.7% 117.6% 38.5% 33.5% 30.3% 37.8% 43.8% 36.8% 34.5% 37.4% 39.9% 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Debt/Equity Net Debt/Equity Mar. 31, 2025 Dec. 31, 2025 Mar. 31, 2026 QoQ YoY Assets 42,185.6 42,948.6 43,510.0 1.3% 3.1% Cash & Cash equivalents 3,133.0 3,507.0 2,860.1 -18.4% -8.7% Liabilities 23,847.3 23,490.6 23,516.4 0.1% -1.4% Borrowings 11,169.5 10,785.6 10,836.6 0.5% -3.0% Equity 18,338.3 19,458.0 19,993.6 2.8% 9.0% Capital Stock 1,564.5 1,564.5 1,564.5 - - Net Debt 8,036.5 7,278.6 7,976.5 9.6% -0.7% Debt / Equity 130.0% 120.7% 117.6% -3.1%p -12.4%p Net Debt / Equity 43.8% 37.4% 39.9% 2.5%p -3.9%p

9 CAPEX4 ■ Major Subsidiaries’ CAPEX Includes Finance, Media, DC/Cloud, Real Estate, etc. ■ KT Separate CAPEX Access network, Backbone Network, B2B and etc. K-IFRS / Separate and major subsidiaries (Unit: KRW bn) • 1Q26 Total CAPEX Execution : KRW 304.2bn(KT Separate), KRW 59.5bn(Major Subsidiaries) 2,412 2,300 2,144 304 907 824 796 59 2023 2024 2025 1Q26 KT Major Subsidiaries 3,319 3,124 2,940 364

1 1Q26 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix Contents

11 KT - Wireless • Wireless service revenue +0.4% YoY with subscriber trends returning to net additions following the early termination fee waiver period (5G penetration 82.7%) • Enhancing profitability through personalized AX and stronger digital distribution channels 1 (Unit: KRW bn) 1Q25 4Q25 1Q26 QoQ YoY Wireless 1,753.1 1,811.0 1,757.4 -3.0% 0.2% Wireless Service 1,676.8 1,735.7 1,683.0 -3.0% 0.4% Interconnection 76.3 75.3 74.3 -1.3% -2.5% Wireless Subscribers (Unit: Thousands) K-IFRS / Separate 7,259 7,649 8,057 8,368 8,749 5,832 6,180 6,574 6,974 7,019 2,802 2,795 2,649 2,487 2,324 10,552 10,866 11,048 11,156 11,070 1Q25 2Q25 3Q25 4Q25 1Q26 Handset(5G) Handset(exc.5G) 2nd device & IoT MVNO 26,445 27,491 28,328 28,985 29,162

12 KT - Fixed Line • Broadband rev up +1.8% YoY, due to increase in GiGA subscribers and value-added services • Media rev. up +1.3% YoY, backed by IPTV net adds and higher uptake of premium plans 2 (Unit: Thousands) Broadband Subscribers (Unit: Thousands) IPTV Subscribers 1Q25 4Q25 1Q26 QoQ YoY Fixed Line 1,311.7 1,333.0 1,321.6 -0.9% 0.8% Broadband 628.7 636.8 640.2 0.5% 1.8% Media 519.2 538.3 526.0 -2.3% 1.3% Home Telephony 163.8 157.9 155.4 -1.6% -5.1% Subscribers GiGA (%) (Unit: KRW bn) K-IFRS / Separate 9,984 10,073 10,135 10,170 10,188 1Q25 2Q25 3Q25 4Q25 1Q26 69.4% 69.7% 70.0% 70.1% 70.1% 9,438 9,490 9,520 9,533 9,520 1Q25 2Q25 3Q25 4Q25 1Q26

13 KT - B2B Services3 (Unit: KRW bn) Corp.Broadband/Data Revenue Revenue of AI/IT ※ AI/IT rev includes: AX platform-based including AICC, IoT, Multi/Hybrid Cloud, and Smart Mobility 1Q25 4Q25 1Q26 QoQ YoY B2B Service 892.2 858.6 872.4 1.6% -2.2% (Unit: KRW bn) (Unit: KRW bn) ※ Corp. Broadband/Data rev includes: Leased line, Kornet, VPN, Global data K-IFRS / Separate • B2B revenue -2.2% YoY due to ongoing streamlining of low-margin businesses and completion of large-scale DC Design&Build project YoY +2.7% 335.4 338.3 329.3 331.4 335.4 1Q25 2Q25 3Q25 4Q25 1Q26 280.7 317.6 294.3 247.4 274.2 1Q25 2Q25 3Q25 4Q25 1Q26 YoY -2.3%

14 Major Subsidiaries4 • kt cloud rev. remained flat YoY, as public sector orders and higher occupancy at Gasan DC offset lower DC Design & Build revenue • kt estate rev. +72.9% YoY supported by growth in hotel business and new development* project Revenue of Major Subsidiaries (consolidated) 1Q25 4Q25 1Q26 QoQ YoY BC Card 872.0 934.9 873.7 -6.6% 0.2% kt skylife 242.9 247.4 239.0 -3.4% -1.6% Content Subsidiaries* 143.7 155.3 146.4 -5.7% 1.9% kt cloud 249.1 277.9 250.1 -10.0% 0.4% kt estate 137.3 234.8 237.4 1.1% 72.9% *kt nasmedia,kt studiogenie(Genie music, Storywiz, and others incl.) *Earnings of PlayD was reflected up to 1Q25(disposed on Apr. 3,2025) Subsidiaries’ OP Contribution (Unit: KRW bn) K-IFRS / Consolidated(each subsidiary) (Unit: KRW bn) Excluding one-off(Gwangjin-gu real-estate PJT) gains (proportion) * Daejeon HR Center 288.7 546.1 197.3 132.1 1Q25 2Q25 3Q25 4Q25 1Q26 168.8

1 1Q26 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix Contents

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	1Q25	2Q25	3Q25	4Q25	1Q26
Operating revenue	**6,845.1**	**7,427.4**	**7,126.7**	**6,845.0**	**6.778.4**
Service revenue	5,700.4	5,817.8	5,920.8	5,949.4	5.733.4
Sale of goods	1,144.7	1,609.6	1,205.9	895.6	1.045.0
Operating expense	**6,156.3**	**6,412.6**	**6,588.6**	**6,617.7**	**6.295.7**
Cost of Service	5,114.1	5,129.9	5,304.6	5,548.9	5.165.6
Labor cost	1,121.8	1,119.4	1,167.6	1,184.0	1.173.9
General expense	2,655.8	2,639.7	2,725.9	2,788.9	2.592.7
Cost of service	738.4	755.8	778.5	701.2	746.3
Selling expense	598.0	615.1	632.6	874.8	652.7
Cost of Goods sold	1,042.3	1,282.6	1,283.9	1,068.7	1.130.2
Operating income	**688.8**	**1,014.8**	**538.2**	**227.3**	**482.7**
N-OP income (loss)	**23.1**	**-39.9**	**55.3**	**-89.5**	**29.8**
N-OP income	199.1	351.4	132.7	264.5	365.9
N-OP expense	167.9	407.1	74.2	367.7	342.9
Equity Method (G/L)	-8.2	15.7	-3.3	13.7	6.9
Income bf tax	**711.8**	**974.9**	**593.4**	**137.9**	**512.5**
Income tax	145.0	241.6	148.2	46.5	124.2
Net income	**566.8**	**733.3**	**445.3**	**91.5**	**388.3**
NI contribution to KT	539.8	687.9	391.5	111.7	352.2
EBITDA	**1,657.4**	**1,990.7**	**1,503.9**	**1,197.3**	**1.440.0**
EBITDA Margin	24.2%	26.8%	21.1%	17.5%	21.2%

KT Separate	1Q25	2Q25	3Q25	4Q25	1Q26
Operating revenue	**4,682.0**	**4,772.8**	**5,109.0**	**4,760.2**	**4,834.6**
Service revenue	4,044.5	4,131.7	4,179.9	4,122.5	4,069.1
Handset revenue	637.5	641.1	929.1	637.7	765.5
Operating expense	**4,281.9**	**4.304.1**	**4,768.1**	**4,664.9**	**4,520.7**
Cost of Service	3,620.7	3.677.4	3,837.8	4,042.6	3,721.5
Labor cost	460.2	463.0	492.8	431.9	497.0
General expense	1,875.7	1.856.0	1,956.7	2,052.3	1,866.7
Cost of service	647.5	690.6	707.4	656.5	658.3
Selling expense	637.4	667.8	680.9	901.9	699.5
Cost of Devices sold	661.2	626.7	930.3	622.4	799.2
Operating income	**400.1**	**468.7**	**340.9**	**95.3**	**313.9**
N-OP income (loss)	**48.2**	**-46.2**	**39.3**	**-4.3**	**101.4**
N-OP income	158.2	317.6	72.6	217.8	378.9
N-OP expense	110.0	363.9	33.2	222.2	277.5
Income bf tax	**448.3**	**422.5**	**380.2**	**90.9**	**415.3**
Income tax	82.9	64.5	90.5	42.2	75.3
Net income	**365.4**	**358.0**	**289.7**	**48.7**	**340.0**
EBITDA	**1,210.6**	**1.281.7**	**1,153.8**	**900.2**	**1,110.6**
EBITDA Margin	25.9%	26.9%	22.6%	18.9%	23.0%

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2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	1Q25	2Q25	3Q25	4Q25	1Q26
Assets	**42,185.6**	**42,193.3**	**43,012.8**	**42,948.6**	**43,510.0**
Current assets	**14,458.5**	**14,385.4**	**15,123.6**	**13,977.5**	**14,527.1**
Cash & cash equivalents	3,133.0	3,794.4	3,890.3	3,507.0	2,860.1
Trade & other receivables	4,217.8	3,955.6	4,215.7	3,963.7	4,192.1
Inventories	853.9	443.9	443.8	416.1	537.5
Other current asset	6,253.8	6,191.5	6,573.7	6,090.7	6,937.4
- Prepaid_Contract cost	1,325.3	1,304.0	1,450.7	1,484.6	1,445.5
- Contract assets	597.9	744.2	805.2	764.9	754.8
Non-current assets	**27,727.1**	**27,808.0**	**27,889.2**	**28,971.0**	**28,982.9**
Trade & other rec	336.3	378.3	422.1	463.1	453.5
Tangible assets	14,398.1	14,226.4	14,121.1	14,258.5	13,862.1
Other current assets	12,992.7	13,203.3	13,346.0	14,249.5	14,667.3
- Prepaid_Contract cost	462.3	631.5	629.2	614.5	679.4
- Contract assets	208.3	146.1	173.2	261.4	302.8
Liabilities	**23,847.3**	**23,316.2**	**23,752.8**	**23,490.6**	**23,516.4**
Current liabilities	**13,134.6**	**12,123.5**	**12,223.6**	**11,692.8**	**12,642.1**
Trade & other payables	6,952.5	7,077.7	7,770.5	6,868.7	6,933.6
Short-term borrowings	3,649.1	2,934.3	2,454.1	2,499.5	3,531.8
Others	2,533.0	2,111.4	1,999.0	2,324.5	2,176.8
- Contract liabilities	244.1	330.3	228.1	207.8	205.6
Non-current liabilities	**10,712.7**	**11,192.7**	**11,529.2**	**11,797.8**	**10,874.3**
Trade & other payables	372.4	383.7	386.6	328.3	295.6
Long-term borrowings	7,520.5	7,815.9	8,078.2	8,286.0	7,304.8
Others	2,819.9	2,993.2	3,064.4	3,183.5	3,273.9
- Contract liabilities	48.4	36.6	33.4	31.9	33.5
Equity	**18,338.3**	**18,877.1**	**19,259.9**	**19,458.0**	**19,993.6**
Retained earnings	14,197.4	14,739.9	14,986.2	14,964.3	15,174.5

KT Separate	1Q25	2Q25	3Q25	4Q25	1Q26
Assets	**29,041.0**	**29,008.7**	**29,049.2**	**29,677.6**	**30,116.3**
Current assets	**7,016.3**	**7,022.2**	**7,127.8**	**7,212.5**	**7,521.4**
Cash & cash equi.	1,150.6	1,419.9	1,095.5	1,585.9	1,268.9
Trade & other rec.	3,209.5	2,958.1	3,186.5	2,915.7	3,220.9
Inventories	190.2	166.7	155.2	94.3	173.4
Other current asset	2,465.9	2,477.5	2,690.7	2,616.6	2,858.2
- Prepaid_Contract cost	1,405.7	1,389.3	1,549.9	1,583.8	1,557.2
- Contract assets	521.4	667.8	707.8	630.0	613.4
Non-current assets	**22,024.7**	**21,986.5**	**21,921.4**	**22,465.1**	**22,594.9**
Trade & other rec	241.1	278.9	319.9	362.9	352.8
Tangible assets	11,068.3	10,913.7	10,748.7	10,932.3	10,563.9
Other current assets	9,856.6	9,941.2	10,028.4	10,357.6	10,868.1
- Prepaid_Contract cost	454.8	625.6	624.1	595.2	658.5
- Contract assets	182.3	116.1	140.1	226.8	258.7
Liabilities	**14,409.3**	**14,165.6**	**13,986.4**	**14,451.0**	**14,361.4**
Current liabilities	**7,265.4**	**7,074.7**	**6,539.8**	**6,862.3**	**7,478.4**
Trade & other payables	4,258.8	4,459.9	4,545.4	4,592.5	4,515.9
Short-term borrowings	2,263.0	1,895.4	1,310.4	1,323.8	2,018.1
Others	743.6	719.5	684.1	946.0	944.4
- Contract liabilities	217.8	204.8	198.3	185.7	186.8
Non-current liabilities	**7,144.0**	**7,090.9**	**7,446.6**	**7,588.7**	**6,883.0**
Trade & other payables	672.0	666.8	649.8	622.1	544.2
Long-term borrowings	5,417.6	5,184.4	5,499.5	5,744.9	5,006.6
Others	1,054.4	1,239.7	1,297.2	1,221.7	1,332.2
- Contract liabilities	37.5	28.0	27.3	24.8	29.0
Equity	**14,631.7**	**14,843.1**	**15,062.8**	**15,226.6**	**15,754.9**
Retained earnings	11,965.0	12,156.4	12,301.6	12,219.9	12,417.4

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K-IFRS / Separate

3 Subscribers

(Unit: Thousands)

Wireless Subscribers	1Q 25	2Q 25	3Q 25	4Q 25	1Q 26	QoQ	YoY
Total	26,445	27,491	28,328	28,985	29,162	0.6%	10.3%
- MNO	19,186	19,842	20,271	20,618	20,413	-1.0%	6.4%
- MVNO	7,259	7,649	8,057	8,368	8,749	4.6%	20.5%
5G Handset[1)]	10,552	10,866	11,048	11,156	11,070	-0.8%	4.9%
Churn rate[2)]	1.0%	1.0%	1.2%	1.0%	1.7%	0.7%p	0.7%p
ARPU (KRW)[3)]	34,856	35,236	35,295	35,335	34,781	-1.6%	-0.2%

1) 5G Handset : Retroactively applied from 1Q23 based on the change of subscriber disclosure criteria by the MSIT (excludes 5G 2nd Device and 5G IoT)

2) Churn rate : Based on MNO subscribers (excludes IoT)

3) ARPU = Wireless revenue* / Wireless subscribers**

* Wireless revenue(3G, LTE, 5G incl.): Revenue of Voice/Data usage (Interconnection/Subscription fee exc.), VAS, Contract/ Bundled Discounts, and etc. incl.

** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter (IoT/M2M exc.)

(Unit: Thousands)

Fixed Line Subscribers	1Q 25	2Q 25	3Q 25	4Q 25	1Q 26	QoQ	YoY
Telephony	11,320	11,175	11,039	10,890	10,740	-1.4%	-5.1%
- PSTN	8,122	7,988	7,851	7,716	7,578	-1.8%	-6.7%
- VoIP	3,198	3,186	3,188	3,174	3,161	-0.4%	-1.1%
Broadband	9,984	10,073	10,135	10,170	10,188	0.2%	2.0%
IPTV (GTV+GTS)	9,438	9,490	9,520	9,533	9,520	-0.1%	0.9%

※ Number of IPTV subscribers above differs from MSIT figures that follow the IPTV law

- Number of KT pay TV subscribers in 1H 2025 is 9,028,900 (6-month average)

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